Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Vapor Corp. (the “Company”) on Form S-8 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated April 8, 2016 with respect to our audits of the consolidated financial statements of Vapor Corp. as of December 31, 2015 and 2014 and for the years then ended, appearing in the Annual Report on Form 10-K of Vapor Corp. for the year ended December 31, 2015.  We were dismissed as auditors on December 29, 2016 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 8, 2017